UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

April 25, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

CorEnergy Infrastructure Trust, Inc.

File No. 001-33292 - CF# 29142

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   CorEnergy Infrastructure Trust, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on December 10, 2012.

   Based on representations by CorEnergy Infrastructure Trust, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

      Exhibit 2.1   through December 20, 2022

   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

        Tom Kluck
        Branch Chief